IAMGOLD FILES NI 43-101 TECHNICAL REPORT FOR PREVIOUSLY ANNOUNCED INITIAL RESOURCE ESTIMATE AT THE NELLIGAN GOLD PROJECT

Toronto, Ontario, December 4, 2019 - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that the Company has filed a National Instrument 43-101 Technical Report ("NI 43-101") supporting the initial Mineral Resource estimate for the Nelligan Gold Project, located in Quebec, reported in the Company's news release dated October 22, 2019.

The NI 43-101 was prepared by Mr. Alain Carrier, P. Geo., Mr. Vincent Nadeau-Benoit, P. Geo., and Mr. Stéphane Faure, PhD, P.Geo., consultants from InnovExplo, all of whom are independent qualified persons under NI 43-101. The NI 43-101 can be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About IAMGOLD

IAMGOLD (www.iamgold.com)  is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation

Tel: (416) 360-4743  Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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